

January 30, 2012

Via E-Mail
Mr. L. Hugh Redd
Chief Financial Officer
General Dynamics Corp.
2941 Fairview Park Drive
Suite 100
Falls Church, Virginia 22042-4513

> **Re: General Dynamics Corp.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 1-03671**

Dear Mr. Redd:

We have reviewed your response letter dated January 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note your response to our prior comment 1 and the expanded disclosures the Company has drafted to quantify and discuss the impact of each significant component of costs comprising cost of sales on a consolidated basis that caused cost of sales to materially vary during the periods presented in the Company's financial statements. While we believe the Company's draft disclosures are an improvement over its previous disclosures in MD&A, we believe that these revised disclosures are not fully compliant with those requested in our prior comment. As communicated during our prior conference calls with the Company, instead of using terms such as "the primary driver", or "to a lesser extent", please quantify and provide the impact of the most material driver(s) that impacted costs of sales. For example, to the extent volume is responsible for 90% of a fluctuation, please quantify that 90% and give a list of the smaller items in narrative form. We believe such presentation will allow investors to quickly and easily

discern the relative contribution of each of multiple components cited to the total change in cost of sales and their resultant impact on the Company's operating earnings for the periods presented.

2. We note your response to previous comment number two. Please note that we will not object to disclosures that quantify factors that materially impacted cost of sales for each segment when the factors are material to a segment's operating results, as long as the consolidated level disclosures provide an in-depth and direct discussion of cost of sales on a stand-alone basis and not solely in the context of their impact to the Company's operating income.

3. We note your response to our prior comment three. Please note that we will not object to the Company providing disclosures regarding its changes in estimates with regards to its long-term contracts for fiscal years ended December 31, 2010 and December 31, 2011 in its Annual Report on Form 10-K for the year ended December 31, 2011 as long as the Company continues to do so on a quarterly basis going forward, with this ultimately leading to a presentation on a three-year basis commencing with Form 10-K for the fiscal year ended December 31, 2012. However, as indicated in our prior comment and in our recent conference calls, this disclosure should be provided in the notes to the financial statements as required by ASC 250-10-50-4. Please confirm your understanding of this matter and that you will provide such disclosures in the notes to your financial statements as required by ASC 250-10-50-4.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief